FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        March, 2005

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 400, 750 – 11th Street SW Calgary, Alberta Canada T2P 3N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 30, 2005	signed "Don Gleason" Don Gleason, CFO

EXHIBIT INDEX

1	Press Release dated March 3, 2005

2	MD&A dated March 3, 2005

3	Interim Consolidated Financial Statements for the Three Months Ended January 31, 2005

2

EXHIBIT 1

PRESS RELEASE

CHARTWELL ANNOUNCES FINANCIAL RESULTS FOR THE FIRST
QUARTER OF FISCAL 2005
— Revenue growth of 119.1%, Net Income of $1,486K, EPS of $0.08 per diluted share —

Chartwell Technology Inc.	TSX:CWH

Calgary, Canada, March 3, 2005, Chartwell Technology Inc. (TSX:CWH) a leading provider of gaming software systems and entertainment content to the online and remote gaming industry, is pleased to announce financial results for the first quarter ended January 31, 2005.

Highlights of the quarter included:

•	Revenue of $4,815K compared with $2,198K during the same period in fiscal 2004;
•	Net income of $1,486K or $0.08 per diluted share compared with net income of $386K or $0.03 per diluted share during the same period in fiscal 2004;
•	Software license fees of $4,622K compared to $1,939K during the same period in fiscal 2004;
•	Cash flow from operations of $1,236K compared to $821K during the same period in fiscal 2004;
•	Working capital of $23,323K compared to $10,549K during the same period of 2004;
•	Nine consecutive quarters of profitability.

Compared to the same period of 2004, total revenue increased 119.1%, operating income increased 418.6%, net income increased 284.9% and earnings per diluted share increased 166.7%.

“Consistent with our objective of delivering continued growth and profitability, I am pleased to report our ninth consecutive profitable quarter,” states Don Gleason, Chief Financial Officer. “I am encouraged by the overall growth of the industry in general and our installed customer base but even more excited that new customer business contributed 18% of our total sales revenue. Through the balance of the year we will continue to focus on expanding our customer base in key markets and driving new business while continuing to strategically invest in our overall growth.”

Revenue

Total revenue increased to $4,815K from $2,198K in the comparative quarter of 2004. Software license fees, which represent 95.9% of total revenue, increased by 42.7% to $4,622K over the previous quarter and by 138.3% over the same period of 2004. Historically, license fees in the first quarter have been 3% to 5% higher than the previous quarter. This growth is attributable to increased license fees from new customers who began generating revenue in the previous quarter, continued growth from our major, established customers and the promotional program of a major licensee. Management expects that license fees will return to more traditional levels in the second quarter. Software set-up fees decreased by 46.5% to $115K from $215K in the comparative quarter of 2004.

Operating Expenses

Total operating expenses, which include foreign currency gains and losses, increased by 45.5% to $2,576K compared to $1,770K in the comparative quarter of 2004. The increase in operating expenses reflects the impact of the Company’s investment program which began in fiscal 2004 and is continuing in fiscal 2005. Operating expenses in the first quarter included the expensing of stock options in the amount of

$118K. There was no comparative expense in the same period of 2004. Operating expenses as a percentage of sales revenue decreased to 54.4% compared to 82.0% in the comparative quarter of 2004.

Planned personnel additions in the software development and support organizations have contributed significantly to the 32.2% increase in software development and support costs to $1,325K compared to $1,002K in the same period of 2004. Software development and support expenses accounted for 51.4% of the Company’s total costs in the first quarter of 2005 compared to 56.6% in the same period of 2004. Sales and marketing expenses increased by 105.7% to $600K and general and administrative (“G&A”) expenses decreased by 4.6% to $458K compared to $291K and $480K in the same period of 2004. The increase in sales and marketing expenses is directly attributable to additional sales and marketing headcount and the costs relating to the operation of the London, U.K. sales office. The decrease in G & A is solely attributable to a reduction in bad debt expenses to $nil in the current quarter compared to $170K in the same period of 2004.

The increased expenditure level in the first quarter of 2005 is expected to continue in order to sustain and fuel long term growth.

Income from Operations

Despite planned increases in costs associated with investing in the Company’s growth, income from operations increased by 418.6% to $2,239K compared to $431K in the comparative quarter of 2004. The increase is the result of managing expenses relative to the growth in revenue. Operating margins have improved to 46.5% compared to 29.6% in the previous quarter and 19.4% in the comparative quarter of 2004.

Net Income

Net income increased by 284.3% to $1,486K compared to $387K in the same period of 2004. Net income in the current period is net of a provision for income taxes in the amount of $753K. The Company has used all non-capital tax loss carry forwards and is expected to be cash taxable in the current year.

Liquidity and Capital Resources

Positive cash generation coupled with a financing, continued to strengthen the Company’s balance sheet. At January 31, 2005, Chartwell had an aggregate of $20,899K of cash and short term investments and providing $23,323K of working capital.

Cash flow from operations for the first quarter of 2005 was $1,236K compared to $821K for the same period of 2004. The Company’s cash position was significantly increased by positive net earnings and net proceeds of $10,247K from a private placement financing completed in December of 2004.

Cash used in investing activities was $10,473K resulting from the purchase of $10,366K of short term investments and $107K of property and equipment. For the comparative period of 2004, the Company purchased $1,530K in short term investments and $185K in property and equipment, resulting in a cash utilization of $1,715K.

About Chartwell

Chartwell Technology Inc. specializes in the development of gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s JAVA and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at www.chartwelltechnology.com

For further information, please contact Chartwell Technology Inc.

Don Gleason, CFO	David Bajwa, Investor Relations
(877) 261-6619	(877) 669-4180
(403) 537-9622	(604) 669-4180
dgleason@chartwelltechnology.com	info@chartwelltechnology.com

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

EXHIBIT 2

CHARTWELL TECHNOLOGY INC.

Management’s Discussion and Analysis of Financial Condition and Results of
Operations for the three months ended January 31, 2005 and 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JANUARY 31, 2005 AND 2004.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the three months ended January 31, 2005, dated March 3, 2005, should be read in conjunction with Chartwell Technology Inc.‘s (“Chartwell” or the “Company”) audited consolidated financial statements and the accompanying notes for the year ended October 31, 2004, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Additional information relating to the Company is available on SEDAR at www.sedar.com under Chartwell Technology Inc. and on the Company’s website at www.chartwelltechnology.com.

Special Note Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect Management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance or achievements or other future events constitute forward-looking statements. Whenever possible, words such as “anticipate’, “estimate”, “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “believe”, “estimate”, or “potential” or similar words, have been used to identify these forward-looking statements.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.

Factors which could cause results or events to differ from current expectations include; among other things: the impact of government legislation; the impact of price competition; the ability of the Company to retain and attract qualified professionals; the impact of rapid technological and market change; loss of business or credit risk with current and prospective major customers; general industry and market conditions and growth rates; currency rate fluctuations and the impact of consolidations in the on-line gaming industry. Chartwell disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. No assurance can be given that actual results, performance or achievement expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them.

Summary of Financial Results

Comparative Quarterly Operating Results

($000s CAD except per share data)

	2005 QI	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2
Revenue
License fees	4,622	3,237	3,393	2,699	1,939	1,847	1,693	1,577
Set-up fees	115	208	184	191	215	247	241	234

	4,737	3,445	3,577	2,890	2,154	2,094	1,934	1,811
Interest	78	44	21	26	44	22	32	27

Total Revenue	4,815	3,489	3,598	2,916	2,198	2,116	1,966	1,838
Operating Exp	1,325	1,238	1,172	1,006	1,002	405	1,024	976
Software dev. & sup	458	657	353	715	480	475	257	215
General & admin	600	303	411	289	291	187	216	175
Sales & marketing	118	103	--	--	--	--	--	--
Stock-based comp	36	53	103	53	35	68	26	22
Deprec. & amort
Amort. of deferred	59	59	39	--	--	26	28	28
software dev. costs	(20)	247	105	(78)	(41)	211	201	383
Foreign currency loss

Total Operating Exp	2,576	2,660	2,183	1,985	1,767	1,372	1,752	1,799
Operating Income	2,239	829	1,415	931	431	744	214	39
Taxes	753	(631)	204	(33)	45	(630)	--	--

Net Income	1,486	1,460	1,211	964	386	1,374	214	39

Earnings per share
Basic	$ 0.09	$ 0.10	$ 0.08	$ 0.07	$ 0.03	$ 0.10	$ 0.02	$ --
Diluted	$ 0.08	$ 0.08	$ 0.07	$ 0.06	$ 0.03	$ 0.10	$ 0.02	$ --
Total Assets	27,502	14,962	12,952	11,864	9,718	9,219	7,730	7,427
L.T. Liabilities	555	637	1,121	730	890	984	1,134	1,152

OVERVIEW

Chartwell develops, markets, implements and supports gaming applications and entertainment content for the internet and wireless platforms. Chartwell’s JAVA and Flash based software products and games are designed for deployment in gaming, entertainment and promotional applications. Chartwell does not operate a gaming site nor do we operate our client’s gaming sites.

Results of Operations for the three months ended January 31, 2005 and 2004.

Highlights

Chartwell realized strong top line and bottom line growth in the three months ended January 31, 2005. Compared to the same period in 2004, total revenue increased to $4.8 million from $2.2 million; net income increased to $1.5 million from $386 thousand and diluted earnings per share increased to $0.08 from $0.03. Operating income as a percentage of revenue improved to 46.5% for the three months ended January 31, 2005 compared to 19.6% for the same period of 2004.

Chartwell also continued to strengthen its balance sheet in the three months ended January 31, 2005. Cash and short-term investments increased to $20.9 million compared to $9.3 million at October 31, 2004 and working capital improved to $23.3 million from $10.5 million. The Company’s strong cash position is the result of continued positive cash flow from operations and a private placement financing in December for net proceeds of $10.2 million.

In fiscal 2004, the Company invested in key areas of its business specifically related to sales, marketing and product development, which although increasing the Company’s cost base to $8.6 million, resulted in a year over year growth in sales revenue of 67.1%. To sustain and build for long term growth increased expenditures will continue to be necessary during fiscal 2005.

Revenue

Substantially all of Chartwell’s revenue is of a recurring nature in the form of software license fees. Chartwell’s licensees pay an ongoing fee for the licensing and support of our software. The license fee is calculated as a percentage of each licensee’s level of activity. Additional sales revenue is derived from software set-up fees, which are one time costs on new customer installations. Subsequent to October 31, 2003, the Company revised its accounting policy for the recognition of set-up fee revenue and related set-up costs. The Company’s contractual agreements with licensees provide for the provision of graphics, web design, software implementation services, licensing of the software and provision of software upgrades over the fixed term of the contract. Set-up fee revenue and related costs are recognized ratably over the term of the contract. Prior to the revision of its policy, the Company recognized set-up fees and related set-up costs using the completed contract method of accounting. The accounting change was adopted retroactively. At October 31, 2004 the Company had $1.1 million of deferred set-up fees, which will be taken into revenue over the next five years.

In the three months ended January 31, 2005, total revenue increased to $4.8 million compared to $2.2 million in the same period of 2004. The growth in total revenue was attributable to both the continued strength of existing major licensees and to new customers who began generating revenue in the last quarter of fiscal 2004. The revenue contribution of these new customers represented 18.0% of total license fees in the current quarter. Aggregate revenue from our major clients continued to show quarter over quarter growth.

SOFTWARE LICENSE FEES

Software license fees for the three months ended January 31, 2005 increased to $4.6 million compared to $1.9 million in the same period of 2004, and compared to $3.2 million in the prior quarter (Q4FY04). This represented a growth of 138.3% and 42.8% respectively. Historically, our first quarter over fourth quarter growth has been in the 3% to 5% range. The above average growth in the current quarter was partially attributable to a onetime promotional program of a major licensee, which resulted in a significant increase in their license fees and is not a true indicator of quarter over quarter growth. We expect that although license fees will continue to grow in fiscal 2005, they will return to more traditional levels in the second quarter of 2005.

SOFTWARE SET-UP FEES

Software set-up fees decreased by 46.5% to $115 thousand for the three months ended January 31, 2005 compared to $215 thousand for the same period of 2004. Software set-up fees, as a percentage of total sales revenue, decreased to 2.4% from 9.9% in the same period of 2004. We expect that software set-up fees will continue to represent a progressively smaller percentage of the Company’s sales revenue as we continue to build our recurring license fee base.

INTEREST & OTHER INCOME

Interest and other income increased by 77.3% to $78 thousand in the three months ended January 31, 2005 compared to $44 thousand for the same period of 2004. The increase was the result of the Company holding $13.7 million in short-term investments compared to $3.3 million for the same period of 2004.

Operating Expenses

Total operating expenses increased by 45.8% to $2.6 million in the three months ended January 31, 2005 compared to $1.8 million for the same period of 2004. Overall, operating expenses, as a percentage of sales revenue, decreased to 54.4% compared to 82.0 % for the same period of 2004. The increase in total operating expenses reflects the impact of the Company’s investment program begun in fiscal 2004 and continuing in 2005. The 2005 results also reflect the expensing of stock options effective November 1, 2004.

During the three months ended January 31, 2005, increased expenses were incurred for continued development of new casino and soft games and our poker community, enhancements to our back-office system, project management and quality assurance and testing. This increased expenditure level is expected to continue to fuel growth.

SOFTWARE DEVELOPMENT & SUPPORT

Software development and support costs include compensation costs of software development, quality assurance, and customer implementation and support teams working on the continuing enhancement and support of our products as well as quality assurance and testing activities. These expenses also include independent contractors and consultants, recruitment costs, deferred set-up expenses and allocated operating expenses.

Software development and support costs increased by 32.2% to $1.3 million for the three months ended January 31, 2005 compared to $1.0 million for the same period of 2004. Salaries and consulting fees continue to represent the largest expenditure area and account for 88.6% of total expenses for the three months ended January 31, 2005 compared to 83.1% for the three months ended January 31,2004. Salary and consulting expenses increased 33.6% in the three months ended January 31, 2005 compared to the same period of 2004.

As a percentage of sales revenue, software development and support expenses decreased to 28.0% for the three months ended January 31, 2005 compared to 46.5% for the same period of 2004. Expenses are planned and in-line with the Company’s growth strategies.

Due to the increasing demands for new gaming products and the Company’s product development and support initiatives, we anticipate adding technical resources throughout fiscal 2005, which will result in a corresponding increase in software development expenses.

SALES AND MARKETING

Sales and marketing expenses include compensation of sales and marketing personnel, advertising, trade shows, marketing materials and facility lease costs.

Sales and marketing expenses increased by 106.2% to $600 thousand for the three months ended January 31, 2005 compared to $291 thousand for the same period of 2004.

The increase is largely attributable to the additional sales and marketing headcount and the operating costs for the London, U.K. sales office, which was opened in the second quarter of fiscal 2004. Prior to that time the Company’s sales and marketing efforts were handled by personnel based in Canada. Higher trade show costs also contributed to the increase in expenses.

As a percentage of sales revenue, sales and marketing expenses decreased slightly in 2005 to 12.7% compared to 13.5% for the same period of 2004.

GENERAL AND ADMINISTRATIVE

General and administrative (G&A) expenses include the salaries and benefits for corporate personnel, legal and professional fees associated with the Company’s public filings and annual audit fees, and all costs associated with investor relations. Our corporate staff includes finance and accounting, investor relations, IT support and corporate administrative staff.

G&A expenses decreased by 4.6% to $458 thousand for the three months ended January 31, 2005 compared to $480 thousand for the same period of 2004. The 2004 results included a bad debt expense of $170 thousand. There was no comparative expense in the three months ended January 31, 2005. It is expected that with the planned increase in the number of technical personnel and the growth of the business in general that G& A expenses will increase over the next three quarters.

As a percentage of sales revenue, G & A expenses decreased to 9.7% in 2005 compared to 22.3% for the same period of 2004.

AMORTIZATION OF DEFERRED SOFTWARE DEVELOPMENT COSTS

Amortization expenses for the three months ended January 31, 2005 were $59 thousand. There were no comparative expenses for the same period of 2004. In fiscal 2003 and fiscal 2004 the Company deferred $531 thousand and $175 thousand, respectively, of software development costs relating to the development of the Company’s Community Poker product. Management has estimated that the appropriate amortization period would be three years. The Company began amortizing these costs, on a straight line basis, in the third quarter of fiscal 2004.

STOCK BASED COMPENSATION

The Company recorded $118 thousand of stock-based compensation expense for the three months ended January 31, 2005. There was no comparative expense for the same period of 2004. The expense relates to the amortization of the fair value of stock options granted to employees and directors from November 1, 2002 to October 31, 2004 and for options granted to consultants in fiscal 2004. Expenses are amortized over the vesting period, which is three years.

DEPRECIATION & AMORTIZATION

Depreciation and amortization expenses increased 2.9% to $36 thousand for the three months ended January 31, 2005 compared to $35 thousand for the same period of 2004. The increase was the result of investments in computer hardware and software required to support an expanding infrastructure and growing organization. As a percentage of sales revenue, depreciation and amortization expenses decreased to 0.7% in 2005 compared to 1.6% in 2004. It is expected that continued investment in computer hardware and software will be required as the Company continues to grow but that depreciation and amortization will remain constant as a percentage of revenue.

FOREIGN EXCHANGE

The Company realized a foreign currency gain of $20 thousand in 2005 compared to a foreign currency gain of $41 thousand for the same period in 2004. The Company does not utilize any hedges or forward contracts to mitigate foreign currency risk.

PROVISION FOR INCOME TAXES

Income taxes for the three months ended January 31, 2005 were $753 thousand compared to $45 thousand for the comparative period of 2004. The provision for income taxes is calculated using a tax rate of 33.62%.

At October 31, 2004 the Company had no valuation allowance remaining and it is expected to be cash taxable in 2005.

Net Income

Net income increased by 285.0% to $1.5 million compared to $386 thousand in the same period of 2004. Diluted earnings per share increased to $0.08 compared to $0.03. Increased earnings in the three months ended January 31, 2005 is attributable to the high growth in revenues relative to operating expenses. Earnings per share reflect 2.4 million additional shares issued in the private placement financing closed in December of 2004.

Liquidity and Capital Resources

Positive cash generation continued to add to a strong balance sheet. At January 31, 2005 the Company had no debt and $20.9 million in cash and short term investments and working capital increased to $23.3 million.

Operating Activities

Operating cash flow for the three months ended January 31, 2005 was $1.2 million compared to $821 thousand for the same period in 2004. The increase was due primarily to the Company’s strong bottom line performance.

Financing Activities

Cash flows from financing activities was $10.5 million for the three months ended January 31, 2005 compared to $113 thousand for the same period of 2004. The Company’s financing activities consisted primarily of the issuance of shares for cash resulting from the exercise of stock options and the issuance of shares for cash from a private placement financing. In the three months ended January 31, 2005, the Company realized net proceeds of $10.2 million from the issuance of 2.4 million common shares from treasury at a price of $4.65 per share and $229 thousand from the exercise of 192 thousand stock options at an average price of $1.19. In the same period of 2004, the Company realized proceeds of $115 thousand from the exercise of 108 thousand stock options at an average price of $1.06. There were no other significant financing activities in either year.

Investing Activities

The Company’s investing activities consist primarily of the purchase of short term investments, property and equipment which include computers and software for internal use and furniture and fixtures. Total cash used for investing purposes was $10.5 million for the three months ended January 31, 2005 compared to $1.7 million for the same period of 2004. The negative cash flow from investing activities for the three months ended January 31, 2005 was attributable to the purchase of $10.4 million of short-term investments and $107 thousand in property and equipment. In the same period of 2004, the Company purchased $1.5 million of short term investments and $185 thousand in property and equipment.

Risks and Uncertainties

Chartwell operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material affect on our business, revenue, operating results and financial condition. The following discussion highlights some of these risks and uncertainties.

Government Regulation

Our licensees are subject to applicable laws in the jurisdictions in which they operate. Some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while other jurisdictions have taken the position that online gaming is legal and have (or are in the process of considering) legislation to regulate online gaming. As companies and consumers involved in online gaming are located around the world, including our licensees and their players, there is uncertainty regarding the future legislative landscape for online gaming. There is a risk that proposed legislation supporting online gaming may not be passed or existing legislation supporting online gaming may be changed. Changes to the regulatory framework could have an adverse affect on the Company’s revenue and financial condition.

Competition

Some of the Company’s competitors have significantly greater financial, technical, marketing and sales resources and they may be able to respond more quickly to changes in customer needs. In addition, these competitors may be able to devote a greater number of resources to the enhancement, promotion, and sale of their games and gaming systems. Our success is dependant on our ability to win our share of sales against these larger competitors. Failure to do so could result in an adverse material effect on the Company’s revenue, results of operation and financial condition.

Dependence on Market Growth

The online gaming market has experienced and is expected to continue to experience significant growth. There can be no assurance that the market for the Company’s gaming solutions will continue to grow, that customers will continue to adopt the Company’s solutions, or that the Company will be successful in selling into new and existing markets. If the markets in which the Company’s products compete fail to grow, or grow more slowly that the Company currently anticipates, the Company’s business, operating results and financial condition could be materially adversely affected.

Renewal of Software License Agreements

Substantially all of the Company’s revenue is of a recurring nature in the form of software license fees. Licensees pay an ongoing fee for the licensing and support of the Company’s software under a software licensing agreement, which typically has a three to five year term. The license fee, or royalty, is calculated as a percentage of each licensee’s level of activity. There is no assurance that the Company will be able to renew agreements with existing clients or that the Company will be able to renew agreements under similar financial and other terms. Failure to renew agreements or failure to renew agreements under similar financial and other terms could have a significant adverse effect on the Company’s revenue, operating results and financial condition.

Failure to Manage Growth Successfully

The company’s business has grown rapidly in the last three years. The accelerated growth of the Company’s revenue places a strain on managerial and financial resources. In addition, the Company’s recent expansion has resulted in a substantial growth in the number of its employees, the scope of its infrastructure and the geographic area of its operation, resulting in increased responsibility for existing and new management personnel. The Company’s ability to successfully manage this growth depends in large part upon our ability to:

•	retain and attract qualified management;
•	attract and retain technical personnel to continue to develop reliable solutions that respond to evolving customer needs; and
•	retain, attract and train sales and marketing personnel to create an expanding presence in the rapidly growing marketplace for the Company’s products.

Chartwell’s inability to achieve any of these objectives could harm the Company’s business, financial condition and operating results.

Dependence on Key Personnel

The success of the Company is largely dependant on the performance of its key management and technical personnel. Competition for highly skilled technical and management personnel is intense. Failure to retain key employees and to attract and retain additional key employees with the necessary skills could have an adverse material effect upon the Company’s growth and profitability.

Lengthy Sales Cycle

The Company’s sales cycle, beginning with an interested customer and culminating in entering into a commercial agreement with the customer, typically ranges from 6 to 12 months and may be longer. This lengthy sales cycle limits the Company’s ability to forecast the timing of new sales in a specific quarter. Any extension in the length of the sales cycle could have a material adverse effect on revenues and financial condition.

Risks Associated with Currency Fluctuations

The majority of the Company’s revenue is realized in foreign currencies, while the majority of the Company’s expenses is incurred in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and other currencies, particularly the U.S. dollar, may have a material adverse affect on the Company’s operating results and financial condition.

EXHIBIT 3

Interim Consolidated Financial Statements
For the three months ended January 31, 2005

CHARTWELL TECHNOLOGY INC.
Interim Consolidated Balance Sheets

(unaudited)

	January 31,	October 31,
	2005	2004

	(unaudited)	(audited)
Assets

Current assets:
Cash	$ 7,214,678	$ 5,995,863
Short term investments	13,684,056	3,318,286
Accounts receivable	3,406,924	1,916,309
Deferred set-up expense	54,804	58,585
Prepaid expenses and deposits	179,548	230,632
Notes receivable	122,341	117,873
Future income tax asset (note 5)	143,219	115,000

Total Current Assets	24,805,570	11,752,548

Due from related parties	181,142	178,961
Property and equipment	503,288	431,824
Deferred software development costs	549,070	607,900
Deferred set-up expense	58,513	68,186
Notes receivable	180,573	180,573
Future Income tax asset (note 5)	412,392	929,964
Goodwill	811,666	811,666

	$ 27,502,214	$ 14,961,622

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 924,597	$ 708,900
Current portion of obligations under capital lease	15,784	15,640
Deferred revenue	541,695	478,952

Total Current Liabilities	1,482,076	1,203,492

Deferred revenue	538,200	615,748
Obligations under capital lease	16,652	20,793

Shareholders' equity:
Share capital (note 1(b))	27,056,836	16,502,188
Contributed surplus (note 3)	756,910	102,572
Accumulated deficit (note 4)	(2,348,460)	(3,483,171)

Total Shareholders' Equity	25,465,286	13,121,589

	$ 27,502,214	$ 14,961,622

See accompanying notes to interim consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Interim Consolidated Statements of Income and Deficit
(unaudited)

	Three months ended January 31
	2005	2004

Revenue:
Software license fees	$ 4,621,722	$ 1,939,199
Software set-up fees	114,730	214,936
Interest and other	78,777	43,708

	4,815,229	2,197,843
Expenses:
Software development and support	1,325,278	1,001,867
General and administrative	458,252	479,658
Sales and marketing	599,628	291,446
Stock-based compensation	117,763	--
Depreciation and amortization	36,013	34,533
Amortization of deferred software
development costs	58,830	--
Foreign currency gain	(19,718)	(41,430)

	2,576,046	1,766,074

Income from operations	2,239,183	431,769

Income taxes:
Income tax expense	752,825	45,000

	752,825	45,000

Net income	1,486,358	386,769

Deficit, beginning of period	(3,483,171)	(7,504,952)
Stock based compensation (note 1(a))	(351,647)	--

Deficit, end of period	$(2,348,460)	$(7,118,183)

Net income per share:
Basic	$ 0.09	$ 0.03
Diluted	$ 0.08	$ 0.03

Weighted-average shares basic	17,160,725	13,669,842
Weighted-average shares diluted	19,152,063	14,651,116

See accompanying notes to interim consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Interim Consolidated Statements of Cash Flows
(unaudited)

	Three Months ended January 31
	2005	2004

Cash provided by (used in):

Operations:
Funds from operations:
Net income	$ 1,486,358	$ 386,769
Depreciation and amortization	36,013	34,533
Unrealized foreign exchange (gains) losses	16,475	(41,430)
Amortization of deferred software
development costs	58,830	--
Stock-based compensation	117,763	--
Notes receivable	(4,468)	--
Interest income capitalized	(2,181)	17,948
Future income tax reduction	752,825	45,000

	2,461,615	442,820
Change in non-cash working capital:
Accounts receivable	(1,490,615)	312,664
Deferred set-up expense	13,454	29,627
Prepaid expenses and deposits	51,084	(3,402)
Deferred revenue	(14,805)	(92,468)
Accounts payable and accrued liabilities	215,697	131,545

	(1,225,185)	377,966

	1,236,430	820,786
Financing:
Issue of shares for cash	11,228,881	115,360
Share issue costs	(752,777)	--
Repayment of lease obligations	(3,997)	(1,902)

	10,472,107	113,458
Investments:
Purchase of short term investments	(10,365,770)	(1,530,313)
Purchase of property and equipment	(107,477)	(185,435)

	(10,473,247)	(1,715,748)

Effect of foreign exchange rate changes
on cash	(16,475)	41,430

	(16,475)	41,430

Increase (decrease) in cash	1,218,815	(740,074)
on cash
Cash, beginning of period	5,995,863	3,465,120

Cash, end of period	$ 7,214,678	$ 2,725,046

Supplemental cash flow information:
Cash interest received	$ 72,128	$ 41,656
Cash interest paid	315	298

See accompanying notes to interim consolidated financial statements.

CHARTWELL TECHNOLOGY INC.

Notes to Interim Consolidated Financial Statements
For the three months ended January 31, 2005
(unaudited)

1.	Significant accounting policies:

These consolidated interim financial statements have been prepeared in accordance with Canadian generally accepted accounting principles, using the same accounting policies that were used for the consolidated financial statements for the year ended October 31, 2004, except as described in note 1(a) below. Certain prior period figures have been reclassified for consistency of presentation. These consoldiated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October31, 2004.

(a)	Stock based compensation:

Effective November 1, 2004, the company reatroactively adopted, without restatement, the new Canadian accounting standards for stock based compensation to employees. In accordance with these standards, the Company recognizes, at the grant date, the compensation costs of stock options granted to employees and directors, measured at fair value and expensed over the option vesting period, with a corresponding increase to contributed surplus. Upon the exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The Company has recorded an adjustment of $351,647 to beginning deficit at November 1, 2004 to reflect the cumulative effect of the value of the options granted to employees and directors from November 1, 2002 to October 31, 2004. The fair value of stock options granted to consultants are being expensed on a straight line basis over the vesting period of the option grant.

2.	Share capital:

(a)	Authorized:

100,000,000 common shares without par value.

(b)	Issued & outstanding:

	Shares	Amount

Balance, October 31, 2004	16,022,966	$ 16,502,188
Issued for cash on Private Placement financing	2,365,592	11,000,002
Issue costs	--	(752,777)
Income tax effect of issue costs	--	263,472
Compensation options issued to Underwriters	--	(184,928)
Issued for cash on exercise of stock options	191,733	228,879

	2,557,325	$ 10,554,648

Balance, January 31, 2005	18,580,291	$ 27,056,836

The weighted average number of shares outstanding for the quarter were 17,160,725 (2004 —13,669,842). Diluted shares of 19,152,063 (2004 — 14,651,116) reflect the dilutive effect of the exercise of the outstanding options.

CHARTWELL TECHNOLOGY INC.
Notes to Interim Consolidated Financial Statements
For the three months ended January 31, 2005
(unaudited)

(c)	Continuity of options:

	Number	Weighted average exercise price

Outstanding, beginning of period	2,355,834	$ 1.49
Granted	141,936	$ 5.10
Exercised	(191,733)	$ 1.19

Outstanding, January 31, 2005	2,306,037	$ 1.74

3.	Contributed surplus:

In connection with the issuance of options to employees, non-employees and underwriters, the Company has recorded a cumulative contributed surplus of $ 756,910 to reflect the estimated fair value of the issued stock options.

Balance, beginning of period	$102,572
Retroactive application of stock-based
compensation expense	351,647
Stock-based compensation expense	117,763
Stock-based compensation expense of options
issued to Underwriters	184,928

Balance, January 31, 2005	$756,910

4.	Accumulated deficit:

Balance, beginning of period	$(3,483,171)
Retroactive stock-based compensation expense	(351,647)
Net Income	1,486,358

Balance, January 31, 2005	$(2,348,460)

CHARTWELL TECHNOLOGY INC.
Notes to Interim Consolidated Financial Statements
For the three months ended January 31, 2005
(unaudited)

5.	Future income tax asset:

Balance, beginning of period	$ 1,044,964
Income tax effect of share issue costs	263,472
Current period tax expense	(752,825)

Balance, January 31, 2005	$ 555,611

6.	Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment. The Company’s software set-up and license fees are from domestic and foreign entities and originate from the following countries of operations:

Three months ended January 31, 2005	Canada	Belize	Total

Software set-up fees	$ --	$ 114,730	$ 114,730
Software license fees	$ 24,370	$4,597,352	$ 4,621,722
Total assets	$22,359,324	$5,142,890	$27,502,214

Three months ended January 31, 2005	Canada	Belize	Total

Software set-up fees	$ --	$ 214,936	$ 214,936
Software license fees	$ 56,791	$1,882,408	$ 1,939,199
Total assets	$ 5,692,168	$4,040,146	$ 9,732,314

7.	Related party transactions

For the quarter ended January 31, 2005, the Company incurred legal fees of $15,000 and consulting fees of $41,250 to certain directors and officers of the Company in the normal course of business. These transactions were paid in Canadian dollars and recorded in general administrative and sales and marketing expenses. Amounts due from related parties of $181,142 consist of amounts due from certain Company officers, directors and employees. Of these amounts, $29,907 is non-interest bearing, unsecured and with no set terms of repayment. The remaining $151,235 bears 6% interest, is secured by 189,200 common shares of the Company and has no set terms of repayment.